UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Freescale Semiconductor, Ltd.†
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3727Q101
(CUSIP Number)

December 7, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† As more specifically described in the Current Report on Form 8-K filed by Freescale Semiconductor, Ltd. on December 7, 2015, Freescale Semiconductor Holdings V, Inc. is the successor-in-interest to Freescale Semiconductor, Ltd.

CUSIP No. G3727Q101	13G	Page 2 of 3 Pages

1.	Name of Reporting Persons: Permira IV Managers L.P.
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

_______________________

CUSIP No. G3727Q101	13G	Page 3 of 3 Pages

1.	Name of Reporting Persons: Permira IV Managers Limited
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

_______________________

Item 1.	(a).	Name of Issuer
Freescale Semiconductor, Ltd., formerly known as Freescale Semiconductor Holdings I, Ltd. (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices:
6501 William Cannon Drive West Austin, TX 78735

Item 2(a).		Name of Person Filing
Item 2(b).		Address of Principal Business Office
Item 2(c).		Citizenship

Permira IV Managers L.P. Trafalgar Court, Les Banques Guernsey, Channel Islands GY1 3QL Citizenship: Guernsey, Channel Islands

Permira IV Managers Limited c/o Permira IV Managers L.P. Trafalgar Court, Les Banques Guernsey, Channel Islands GY1 3QL Citizenship: Guernsey, Channel Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons entered into a Joint Filing Agreement, dated February 14, 2012, pursuant to which the Reporting Persons agreed to file their Schedule 13G on February 14, 2012 and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).		Title of Class of Securities:

Common Shares, par value $0.01 (the “Common Shares”).

Item 2(e).		CUSIP Number: G3727Q101

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.		Ownership.

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 7, 2015, the Reporting Persons do not beneficially own any of the Company’s Common Shares.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of Shares as to which the Reporting Person has:

Permira IV Managers L.P.

(i)Sole power to vote or to direct the vote:
-0-

(ii)Shared power to vote or to direct the vote:
-0-

(iii)Sole power to dispose or to direct the disposition of:
-0-

(iv)Shared power to dispose or to direct the disposition of:
-0-

Permira IV Managers Limited

(i)Sole power to vote or to direct the vote:
-0-

(ii)Shared power to vote or to direct the vote:
-0-

(iii)Sole power to dispose or to direct the disposition of:
-0-

(iv)Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

PERMIRA IV MANAGERS L.P.

By:	Permira IV Managers Limited, its general partner

By:	/s/ David Emery
	Name:	David Emery
	Title:	Alternate Director

PERMIRA IV MANAGERS LIMITED

By:	/s/ David Emery
	Name:	David Emery
	Title:	Alternate Director